				Exhibit 12(a)
WESTAR ENERGY, INC.
Computations of Ratio of Earnings to Fixed Charges and
Computations of Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements
(Dollars in Thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009

Earnings from continuing operations (a)	$421,449	$406,638	$339,274	$293,591	$200,226

Fixed Charges:
Interest (expensed and capitalized) (b)	193,873	186,736	178,049	179,272	162,217
Interest on corporate-owned life insurance
borrowings	57,767	63,518	66,326	68,926	68,401
Interest applicable to rentals (b)	5,495	4,675	4,528	4,325	22,353
Total Fixed Charges (c)	257,135	254,929	248,903	252,523	252,971

Distributed income of equity investees	—	—	—	—	—

Preferred Dividend Requirements:
Preferred dividends	—	1,616	970	970	970
Income tax required	—	723	424	396	404

Total Preferred Dividend Requirements (d)	—	2,339	1,394	1,366	1,374

Total Fixed Charges and Preferred
Dividend Requirements	257,135	257,268	250,297	253,889	254,345

Earnings (e)	$678,584	$661,567	$588,177	$546,114	$453,197

Ratio of Earnings to Fixed Charges	2.64	2.60	2.36	2.16	1.79

Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements	2.64	2.57	2.35	2.15	1.78
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(a) Earnings from continuing operations consist of income from continuing operations before income taxes, cumulative effects of accounting changes and preferred dividends adjusted for undistributed earnings from equity investees.

(b) As a result of consolidating variable interest entities as discussed in Note 17 of the Notes to Consolidated Financial Statements, "Variable Interest Entities," amounts previously reported as interest applicable to rentals are reported as interest expense beginning in 2010.

(c) Fixed charges consist of all interest on indebtedness, interest on uncertain tax positions, interest on corporate-owned life insurance policies, amortization of debt discount and expense, and the portion of rental expense that represents an interest factor.

(d) Preferred dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock.

(e) Earnings are deemed to consist of earnings from continuing operations, fixed charges and distributed income of equity investees.